

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2011

Via Facsimile
Rondald L. Wheet
Chief Executive Officer
Revolutions Medical Corporation
670 Marina Drive, 3rd Floor
Charleston, SC 29492

> **Re:** **Revolutions Medical Corporation**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for the quarter ended March 31, 2011**
> **Filed May 17, 2011**
> **Form 10-Q for the quarter ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 0-28629**

Dear Mr. Wheet:

We have reviewed your letter dated August 3, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

General

1. We note your responses and proposed revisions in response to our prior comments 1 and 2. Please address the following:

    •   Given that your independent registered accounting firm is reissuing their report to opine on the restated financial statements, please explain to us why they have not included an explanatory paragraph related to the restatement. Also explain why their opinion is not dual dated for the restatement. Refer to paragraph .07 of AU 530.

- We note from your response that your amended filing will include the disclosures related to your adjustments numbers 4 and 5. Please explain to us why your restatement disclosures will not address the other items for which you are restating.

- Each of the proposed amended statements of operations, statements of cash flows and statements of stockholders' equity appear to contain mathematical errors. Please advise or revise.

- Please revise to label the inception to date and year ended December 31, 2009 columns in the amended statements of operations as "restated".

- Please revise to label the inception to date column in the amended statement of cash flows as "restated".

2.   We note your proposed restatement footnote. Please address the following:

- Your current disclosure merely discloses the mathematical effect of some of the errors for which you are correcting your financial statements. Please revise your disclosure to describe the nature of each error you are correcting in your financial statements. Refer to FASB ASC paragraph 250-10-50-7.

- Please revise your disclosure to disclose the impact of your error corrections on all financial statements line items for all periods that were affected.

3.   We note from your response to prior comment 1 that on July 15, 2011 you determined that the previously issued financial statements are no longer reliable. Please explain to us how you have considered the requirements of Item 4.02 of Form 8-K.

4.   We note your response and proposed revisions in response to prior comment 2. Please explain to us which line item in your revised December 31, 2009 statements of operations includes your compensation cost for options.

5.   Please explain to us how you have considered the impact of the identified errors on your Forms 10-Q as of March 31, 2010, June 30, 2010, September 30, 2010, March 31, 2011 and June 30, 2011.

Form 10-Q as of June 30, 2011

Item 1. Financial Statements, page 3

6.   We note that you are a development stage company. Please explain to us why you have not included cumulative from inception data pursuant to FASB ASC 915.

Item 4. Controls and Procedures, page 23

7.   We note that management has concluded that your disclosure controls and procedures were effective as of June 30, 2011. We note that as of December 31, 2010, management concluded that disclosure controls and procedures were not effective based on the material weaknesses in internal controls. Further, we note from the Forms 10-Q as of March 31, 2011 and June 30, 2011, you disclose that there were no changes in your internal control over financial reporting that have materially affected or are reasonably likely to materially affect your internal control over financial reporting. As such, it would appear that the material weaknesses identified in the December 31, 2010 Form 10-K remain at June 30, 2011. Giving consideration to these factors as well as the pending restatement of your financial statements, please explain to us how management was able to conclude that disclosure controls and procedures were effective at June 30, 2011. Please note this comment also applies to your Form 10-Q as of March 31, 2011. Amend the filings as appropriate.

Form 10-Q as of March 31, 2011

Item 4. Controls and Procedures, page 20

8.   Please refer to your response to prior comments 14 and 15 in your letter dated June 24, 2011. Please file the amended Form 10-Q as requested.

        You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Martin James, Senior Assistant Chief Accountant at (202)551-3671 with any other questions.

                                        Sincerely,

                                        /s/ Kevin L. Vaughn

                                        Kevin L. Vaughn
                                        Accounting Branch Chief